UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”), in compliance with Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”), dated August 23, 2021, and pursuant to paragraph 4 of article 157 of Law No. 6,404, of December 15, 1976 (“Brazilian Corporation Law”), further to the Material Fact disclosed on February 23, 2026, hereby informs its shareholders and the market in general that, on this date, an application was filed with the competent Brazilian regulatory authority for the registration of a secondary public offering of common shares issued by its controlled company Compass Gás e Energia S.A. (“Compass” and “Shares”, respectively), to be carried out in accordance with CVM Resolution No. 160, dated July 13, 2022, and other applicable legal and regulatory provisions, under the coordination of financial institutions that are members of the Brazilian securities distribution system, including placement efforts of the Shares abroad (“Offering”).

On this same date, Compass filed a request for migration from the basic listing segment to the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3” and the “Migration”, respectively), which is currently under review by B3.

The terms and conditions of the Offering will be duly approved by Cosan’s Board of Directors, including the number of Shares to be sold in the Offering and the price per Share, as determined on the pricing date through the bookbuilding procedure to be conducted with institutional investors in Brazil and abroad. The Offering is subject to the granting of registration by the CVM, the approval of the Migration by B3, the required corporate approvals, and prevailing domestic and international market conditions.

The Offering and the securities described in this material fact have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any other U.S. federal or state securities law, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. This material fact is disclosed for informative purposes only, in accordance with applicable regulations, and does not constitute an offer to sell or the solicitation of an offer to sell securities, in Brazil or abroad, including in the United States or in any other jurisdiction. No registration of the Offering or of the Shares will be made with any securities regulatory authority of any country, except in Brazil, with the CVM and ANBIMA. This material fact shall not, under any circumstances, be considered and/or construed as, nor constitute, an investment recommendation or offer to sell, solicitation or offer to buy any securities issued by the Company or Compass.

São Paulo, March 5, 2026.

 Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 5, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer